

Mail Stop 4631

December 10, 2009

Via U.S. mail and facsimile

Mr. William J. Marshall
Chief Executive Officer
Green Earth Technologies, Inc.
3 Stamford Landing, Suite 200
Stamford, CT 06902

> **RE: Green Earth Technologies Inc.**
> **Amendment No. 1 to Form 10**
> **Filed November 25, 2009**
> **File No. 0-53797**

Dear Mr. Marshall:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 5

1.   We note your response to comment two in our letter dated November 2, 2009 and reissue this comment. In responding to this comment, please remove the glossary of terms and revise the description of your business accordingly. Please note that terms should be explained in the body of the document when first used.

2.   We note your response to comment three in our letter dated November 2, 2009, in particular that supplementally you will provide us with copies of the sources used in the filing. However, we have not received these copies. Please advise.

History, page 5

3.   We note your response to comment seven in our letter dated November 2, 2009 and have the following comments:

   - We cannot locate the revised disclosure in the filing. Please advise or revise accordingly.

- We reissue this comment with respect to a more detailed explanation of how your business developed in light of the failed merger. In this regard, we note that the disclosure in the filing does not adequately explain how you transitioned from a successor company to a stand-alone company.

- You indicate that you were incorporated on August 7, 2007. However, you indicate that Mr. Zuckerman assigned to you the intellectual property that forms the basis of your products in July 2007. Further, you indicate that your business is distinct from the Nevada corporation and is derived solely from technology you have developed since your incorporation. Please reconcile. Please also file a copy of the assignment as an exhibit to the Form 10. Finally, please comply with this comment with respect to your response to comment 23 in our letter dated November 2, 2009.

- We note the disclosure under "Acquisition of Common Stock through Merger Transaction" and "Issuance of Common Stock for Cancellation of Debt" in note 9 to the financial statements that discusses the merger with MiNetworks Group, Inc. However, it does not appear that your company engaged in this merger, but rather the Nevada corporation was the counterparty in the merger. We also note disclosure elsewhere in the filing that discusses the involvement of your company in this merger. As it does not appear that you succeeded to the obligation of the Nevada corporation, please advise.

4. Please disclose in this section your response to comment nine in our letter dated November 2, 2009.

Suppliers, page 10

5. We note your response to comment 12 in our letter dated November 2, 2009 and have the following comments:

- We reissue this comment with respect to the products supplied by Inventek.

- Please expand the discussion in paragraph 4. on page 11 to explain in greater detail the basis for your belief that you have the right to use the licensed technology if Bio Tec cannot meet your needs or the quality of Bio Tec's products fails to meet the standards to which you have agreed. Further, please add a risk factor that addresses the uncertainty underlying your ability to use the licenses technology under these circumstances, and revise the related disclosure under "Our future success depends on our ability to utilize…" on page 25 accordingly.

6. We note your response to comment 47 in our letter dated November 2, 2009. Please expand your disclosure to discuss the allocation of liability between you and your suppliers in the event of defective products. Please also address how this allocation impacted, if at all, your liability to TTI.

Appearance Products, page 11

7. Please disclose your response to comment 17 in our letter dated November 2, 2009 in this section. Please also add a risk factor that addresses this risk.

Governmental and Environmental Regulations, page 17

8. We note your response to comment 27 in our letter dated November 2, 2009, in particular the statement at the top of page 18 regarding the testing costs. Please disclose these costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Arrangements, page 38

9. We have read your response to comment 41 in our letter dated November 2, 2009. Please revise your contractual arrangements disclosure to quantify your purchase obligations, if possible.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 40

10. We have read your response to comment 42 in our letter dated November 2, 2009. Please revise your critical accounting policy to disclose the following:

    - How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

    - Your basis for grouping your long-lived assets as one asset group; and

    - Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

    Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Employment Agreements with Named Executive Officers, page 46

11.   We note your response to comment 46 in our letter dated November 2, 2009.
      With respect to exhibit 10.4, please separately list the amendment to the
      employment as an exhibit to the Form 10. Please also separately file the
      amendment on EDGAR.

Item 8. Legal Proceedings, page 50

12.   Please describe the basis for the complaint in more detail, specifically addressing
      the terms of your on-going relationship with Mr. Zuckerman. Please also explain
      the basis for the declaratory relief sought with respect to the non-compete clause.
      Finally, please file the employment agreement as an exhibit to the Form 10.

13.   Please advise us as to when Mr. Zuckerman's employment terminated.

Item 10. Recent Sales of Unregistered Securities, page 52

14.   We note your response to comment 51 in our letter dated November 2, 2009.
      Please provide us with a copy of the Form D referenced in your response.

Financial Statements

3. Summary of Significant Accounting Policies

Property and Equipment, page F-14
Intangible Assets, page F-14

15.   We have read your response to comment 62 in our letter dated November 2, 2009.
      Please revise the cost of sales line item here and anywhere it is discussed
      throughout the filing to indicate that it is exclusive of depreciation and
      amortization. Please also remove your presentation of gross profit here and
      elsewhere throughout the filing. Refer to SAB Topic 11:B.

8. Note Payable, page F-16

16.   We have read your response to comment 63 in our letter dated November 2, 2009.
      Please provide us with your comprehensive analysis under EITF 96-19. Please
      specifically state whether your new debt and old debt are substantially different
      and whether your modifications have been accounted for as a debt
      extinguishment. If you conclude that your new debt and old debt are substantially
      different, please disclose how you determined whether there was an
      extinguishment gain or loss as a result of the modifications.

13. Related Party Transactions, page F-22

17. We have read your response to comment 64 in our letter dated November 2, 2009. Please separately disclose the fair value of the initial 3 million shares of common stock, as well as the additional 1 million shares of common stock issued to Kwik Paint Products. Please disclose the facts and circumstances that resulted in a credit of $33,000 in the period ended June 30, 2009. Please also disclose how you determined the fair value of these awards.

14. Concentration of Risk, page F-24

18. We have read your response to comment 66 in our letter dated November 2, 2009. Please also disclose the total inventory purchased from Inventek during each period presented.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joel J. Goldschmidt, Esq.
       Morse, Zelnick, Rose & Lander, LLP
       405 Park Avenue, Suite 1401
       New York, NY 10022